Via Facsimile and U.S. Mail
Mail Stop 6010

May 10, 2007

Stephen J. Harrison
President and Chief Executive Officer
First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee 37215

Re: First Acceptance Corporation
         Form 10-K for the Fiscal Year Ended June 30, 2006
         Filed September 13, 2006
         File Number: 001-12117

Dear Mr. Harrison:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                              Sincerely,

                                              Jim Atkinson
                                              Accounting Branch Chief